Exhibit 99.1

For Immediate Release

NORSAT LAUNCHES ULTRA-COMPACT AND EFFICIENT ATOM SERIES

The ATOM series are among the industry’s smallest, lightest, and most power efficient Ku-Band Block Upconverters (BUCs) and Solid State Power Amplifiers (SSPAs)

Vancouver, British Columbia – April 7th, 2014 – Norsat International Inc. (“Norsat” or the “Company”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, is pleased to announce the launch of the ATOM series of Ku-band BUCs and SSPAs. The ATOM series of BUCs and SSPAs are the most compact, lightweight, and energy efficient transmitters available in the market.

The ATOM series BUCs and SSPAs are up to 82% smaller, 68% lighter, and 60% more energy efficient than alternatives, enabling a wide range of applications including portable VSAT, Satcom on the Move, Radar, TWTA replacement, and airborne terminals. Norsat has optimized the performance and quality of the ATOM products by working closely with key customers in North America and Europe, and has already shipped in excess of $2 Million of product to these customers. Norsat is now accepting orders from all customers requiring an ultra-small form factor BUC/SSPA.

“The ATOM series lead the industry in performance and flexibility which enable a new level of portability for various challenging applications in the Satcom market”, states Norsat President & CEO, Dr. Amiee Chan. “Just like its namesake, ATOM series products pack significant power into an exceptionally small package. The ATOM series has been very well received by our initial customers and we are pleased to add the ATOM series to our portfolio of reliable and high performance microwave communication solutions”.

The ATOM series offer:

•   Unparalleled power efficiency in a form factor up to 82% smaller than equivalent models

•   Off the shelf options including: wideband, fast switching, active (fan assembly) or passive (baseplate) cooling

•   Airborne and other environmental certifications

•   Custom RF output options available from 13.0 to 17.5 GHz for non-traditional frequencies including radar and common data link

The ATOM series are available for standard, extended, and custom frequency Ku-bands in 25W, 40W, 50W, and 100W configurations. For more information, visit www.norsat.com or contact Norsat at 1-800-644-4562.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of flyaway satellite terminals, microwave components, M2M Solutions, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com